August 6, 2010
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall
Assistant Director

Re:	Weatherford International Ltd. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010, as amended April 30, 2010 File No. 1-34258
Dear Mr. Schwall:
     Set forth below are responses of Weatherford International Ltd. to the comments in the SEC Staff’s letter dated July 23, 2010.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009, filed on April 30, 2009
Compensation Discussion and Analysis, page 13
2009 Executive Compensation Components, page 17
Long-Term Incentive Compensation, page 19
SEC Comment
1.	We note your disclosure that the factors considered by your compensation committee in determining the number of options and restricted share or restricted share unit awards to be granted to each executive officer are generally the same as those used in establishing the total compensation package of executive officers and include the position of the officer (both in terms of function and responsibilities), tenure, individual performance, anticipated future contributions and the long-term incentive compensation of similarly situated executives in our peer group. For each named executive officer, please disclose how each such factor was considered in determining the number of time-vested restricted share and restricted share unit awards granted in 2009.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission

Response
The Compensation Committee considered the factors described in the proxy statement and did not follow any particular formula in weighting these factors to establish the number of time-vested restricted shares and restricted share unit awards granted to the named executive officers in 2009. As noted in the Company’s disclosures, the Compensation Committee considered the total mix of factors and determined the executive’s compensation based upon its subjective judgment of executive performance and, as disclosed on page 40 of our proxy statement, comparisons with our peer group. In future filings, the Company will provide additional narrative disclosure of the process used by the Compensation Committee in considering these factors.
Summary of Board Compensation for 2009. page 36
SEC Comment
2.	We note your disclosure regarding board compensation in your definitive proxy statement on Schedule 14A filed on May 13, 2010. Please tell us why you did not include all such disclosure in your amended annual report on Form 10-K.
Response
In the interest of enhanced disclosure, the Company provided additional narrative information in the definitive proxy statement on Schedule 14A to supplement the earlier disclosure included in Form 10-K/A. The Company believes that the tabular information provided in the 10-K/A conforms to the disclosure requirements of Regulation S-K 402(k). The Company proposes to include additional narrative discussion of director compensation when appropriate in future filings, including any filings made on Form 10-K/A, similar to the disclosure included in the definitive proxy statement filed on May 13, 2010.
Certain Relationships and Related Transactions, and Director Independence. page 39
Policies Regarding Related Person Transactions, page 39
SEC Comment
3.	Please provide the disclosure required by Item 404(b) of Regulation S-K with respect to the review, approval or ratification of transactions with related persons.
Response
The Company has considered the Staff’s comment regarding disclosure required by Item 404(b) of Regulation S-K. We believe that the material disclosures required under this item are included in Item 13 of Form 10-K/A, pages 39-40, and in the definitive proxy statement filed on Schedule 14A, page 15, under the heading “Corporate Governance Matters.”

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope these responses are satisfactory. If you have further comments or questions, please do not hesitate to contact me with any questions about these matters.

Sincerely,
/s/ Andrew P. Becnel
Andrew P. Becnel
Senior Vice President and Chief Financial Officer